July 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed on July 3, 2018 File No. 024-10825

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 13, 2018 concerning Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10825) filed with the Commission on July 3, 2018 (the “Amended Offering Statement”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated July 13, 2018. References in the text of the responses herein to captions and page numbers are to Amendment No. 3 to the Company’s Form 1-A (the “Third Amended Offering Statement”) which is being filed herewith. For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it.

Amendment No. 2 to Offering Statement on Form 1-A

Capitalization, page 39

1.	In the third paragraph in this section, we note the disclosure that prior to this offering you entered into private placement transactions. Please include the dates of those transactions, including the date of issuance of the Private Placement Warrants.

RESPONSE: We have included the requested disclosure in the Third Amended Offering Statement.

2.	We note your response to our prior comment 6 and reissue in part. Please have counsel revise Exhibit 12.1 to state that the units will constitute a binding obligation of the company. Refer to Section II.B.1.h of the Staff Legal Bulletin No. 19, available on our website www.sec.gov.

ADiTx Therapeutics, Inc.

11161 Anderson St., Suite 105-10014 Loma Linda, CA 92354

www.aditxt.com

RESPONSE: We have filed the revised legal opinion of Sheppard, Mullin, Richter & Hampton LLP, the Company’s counsel, to the Third Amended Offering Statement.

Very truly yours,

/s/ AMRO ALBANNA

Amro Albanna

Chief Executive Officer

Cc: Richard A. Friedman

      Sheppard, Mullin, Richter & Hampton LLP

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